U.S. Restaurant Properties, Inc.
12240 Inwood Road, Suite 300
Dallas, Texas 75244
(972) 387-1487

September 18, 2002

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Re:	Company Name: Form Type: Filing Date: File No.:	U.S. Restaurant Properties, Inc. Form S-3 September 11, 2002 333-99435

Ladies and Gentlemen:

        In connection with the above-captioned registration statement (the "Registration Statement"), and in accordance with your instruction, please be advised as follows:

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Very truly yours,
/s/ DAVID FORTUNE Name: David Fortune Title: Controller